FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2019

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY AND AUTHORIZED COMPANY

CNPJ/MF No. 47.508.411/0001-56

NIRE 35.300.089.901

EXTRACT OF THE MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON FEBRUARY 20th, 2019

1.         DATE, TIME AND PLACE: on February 20th, 2018, at 11:00 a.m., at the head offices of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, City and State of São Paulo.

2.         CONDUCTION OF THE MEETING: Chairman: Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary: Mrs. Aline Pacheco Pelucio.

3.         CALL TO ORDER AND ATTENDANCE: The call was duly made pursuant to paragraphs first and second of article 15 of the Company’s Bylaws and articles 7 and 8 of the Internal Regulation of the Company’s Board of Directors. Were present all of the members of the Board of Directors, namely, Messrs. Arnaud Daniel Charles Walter Joachim Strasser, Jean-Charles Henri Naouri, Ronaldo Iabrudi dos Santos Pereira, Carlos Mario Giraldo Moreno, Eleazar de Carvalho Filho, Jose Gabriel Loaiza Herrera, Luiz Augusto de Castro Neves, Luiz Nelson Guedes de Carvalho and Manfred Heinrich Gartz.

4.         AGENDA: (i) Analysis and discussion of the opinion of the Independent Auditors and the Summary Annual Report of the Company's Audit Committee on the Financial Statements for the year ended December 31, 2018; (ii) Analysis and deliberation on the Management Report and Financial Statements for the period ended December 31, 2018; (iii) Analysis and deliberation on the management proposal for the issuance of shares under the Company's stock option program and the respective capital increase;; and (iv) Analysis and deliberation about the appointment of the Secretary of Corporate Governance to the Board of Directors and its Advisory Committees and Audit Committee.

5.         RESOLUTIONS: Initially, at the request of the Co-Vice Chairman of the Board of Directors, Mr. Ronaldo Iabrudi dos Santos Pereira, the following item was included in the Agenda, as item (v): "Analysis and deliberation on the execution of a new derivative transaction in the form of Total Return Swap ("TRS") to be entered into with a leading financial institution."

Following the opening of the meeting, the members of the Board of Directors examined the items on the Agenda and took the following resolutions unanimously and without reservations:

5.1       Analysis and discussion of the opinion of the Independent Auditors and the Summary Annual Report of the Company's Audit Committee on the Financial Statements for the year ended December 31, 2018: Mr. Humberto Santos, member of the Company's external audit, EY Auditores Independentes, reported the main work carried out throughout the year and concluded by informing about the issuance of the Independent Auditors' Report on the Financial Statements without exceptions or qualifications. Subsequently, Mr. Luiz Nelson Guedes de Carvalho, Coordinator of the Audit Committee, reported on the work developed by said Committee during 2018. With regards to the Financial Statements for the period ended December 31, 2018, it was informed that the Audit Committee recommends its approval by the Company's Board of Directors. After the discussions between the Board Members, and no decision to be taken, the Chairman thanked the report and moved on to the next item on the Agenda;

5.2       Analysis and deliberation on the Management Report and Financial Statements for the period ended December 31, 2018: a presentation was made by Mr. Christophe Hidalgo on the Financial Statements for the year ended December 31, 2018. Following the discussions, the members of the Board of Directors, in accordance with the analysis carried out by the Financial Committee and the Audit Committee and the favorable opinion of the Independent

Auditors resolved to approve the Company's Financial Statements for the year ended December 31, 2018, together with the Management Report, the Report of the Audit Committee and the Report of the Independent Auditors and the Report of the Audit Committee, as well as the its forwarding for deliberation by the Company's General Shareholders' Meeting, recommending for the approval. They also authorized the Company's Board of Executive Officers to take all necessary measures for the disclosure of the Financial Statements herein approved by referral to the Brazilian Securities and Exchange Commission (CVM), B3 - Brasil, Bolsa, Balcão and SEC - Securities and Exchange Commission. Following the decision taken, the Chairman thanked the presentation and comments made and moved on to the next item on the Agenda;

5.3       Analysis and deliberation on the management proposal for the issuance of shares under the Company's stock option program and the respective capital increase: Messrs. members of the Board of Directors discussed (i) the Company’s Compensation in Stock Option Plan approved in the Special Shareholders’ Meeting held on 09 May 2014 and amended at the Annual and Special Shareholders’ Meeting held on 24 April 2015 (“Compensation Plan”) and (ii) The Company’s Stock Option Plan approved at the Special Shareholders’ Meeting held on 09 May 2014 and amended at the Annual and Special Shareholders’ Meeting held on 24 April 2015 (“Stock Option Plan”, collectively with the Compensation Plan, the “Plans”) and resolved:

As a consequence of the exercise of options pertaining to Series B2, B3, B4 and B5 of the Compensation Plan, and to Series C3, C4 and C5 of the Stock Option Plan, approve, as recommended by the Financial Committee and observed the limit of the authorized capital of the Company, as provided by Article 6 of the Bylaws, the capital increase of the Company in the amount of R$ 245,444.59 (two hundred and forty-five thousand, four hundred and forty-four reais and fifty-nine centavos), by issuance of 8,674 (eight thousand, six hundred and seventy-four) preferred shares, whereas:

(i)                      473 (four hundred and seventy-three) preferred shares, at the issuance rate of R$ 0.01 (one centavo) per share, fixed in accordance with the Compensation Plan, in the total amount of R$ 4.73 (four reais and seventy-three centavos), due to the exercise of options from Series B2;

(ii)                    1,146 (one thousand, one hundred and forty-six) preferred shares, at the issuance rate of R$ 0.01 (one centavo) per share, fixed in accordance with the Compensation Plan, in the total amount of R$ 11.46 (eleven reais and forty-six centavos), due to the exercise of options from Series B3;

(iii)                  1,580  (one thousand, five hundred and eighty) preferred shares, at the issuance rate of R$ 37,21 (thirty-seven reais and twenty-one centavos) per share, fixed in accordance with the Stock Option Plan, in the total amount of R$ 58,791.80 (fifty-eight thousand, seven hundred and ninety-one reais and eighty centavos), due to the exercise of options from Series C3;

(iv)                  743 (seven hundred and forty-three) preferred shares, at the issuance rate of R$ 0.01 (one centavo) per share, fixed in accordance with the Compensation Plan, in the total amount of R$ 7.43 (seven reais and forty-three centavos), due to the exercise of options from Series B4;

(v)                     1,025 (one thousand and twenty-five) preferred shares, at the issuance rate of R$ 56.78 (fifty-six reais seventy-eight centavos) per share, fixed in accordance with the Stock Option Plan, in the total amount of R$ 58,199.50 (fifty-eight thousand, one hundred and ninety-nine reais and fifty centavos), due to the exercise of options from Series C4;

(vi)                  1,656 (one thousand, six hundred and fifty-six) preferred shares, at the issuance rate of R$ 0.01 (one centavo) per share, fixed in accordance with the Compensation Plan, in the total amount of R$ 16.56 (sixteen reais and fifty-six centavos), due to the exercise of options from Series B5; and

(vii)                 2,051 (two thousand and fifty-one) preferred shares, at the issuance rate of R$ 62.61 (sixty-two reais and sixty-one centavos) per share, fixed in accordance with the Stock Option Plan, in the total amount of R$ 128,413.11 (one hundred and twenty-eight thousand, four hundred and thirteen reais and eleven centavos), due to the exercise of options from Series C5.

According to the Company’s By-laws, such preferred shares hereby issued have the same characteristics and conditions and enjoy the same rights, benefits and advantages of other existing preferred shares issued by the Company, including dividends and other capital’s remuneration that may be declared by the Company.

Thus, the Company’s capital stock shall change from the current R$ 6.824.511.722,37 (six billion, eight hundred and twenty-four million, five hundred and eleven thousand, seven hundred and twenty-two reais and thirty-seven centavos) to R$ 6,824,757,166.96 (six billion, eight hundred and twenty-four million, seven hundred and fifty-seven thousand, one hundred and sixty-six reais and ninety-six centavos), fully subscribed and paid for, divided into 266,853,582 (two hundred and sixty-six million, eight hundred and fifty-three thousand, five hundred and eighty-two) shares with no par value, whereas 99,679,851 (ninety nine million, six hundred and seventy nine thousand, eight hundred and fifty one) of which are common shares and 167,173,731 (one hundred and sixty-seven million, one hundred and seventy-three thousand seven hundred and thirty-one) of which are preferred shares.;

5.4       Analysis and deliberation about the appointment of the Secretary of Corporate Governance to the Board of Directors and its Advisory Committees and Audit Committee: after discussions, Messrs. Members of the Board decided to elect Mrs. Aline Pacheco Pelucio as the Executive Secretary of the Board and its advisory committees.

5.5       Analysis and deliberation on the execution of a new derivative transaction , in the form of Total Return Swap ("TRS") to be entered into with a leading financial institution: to approve the execution of a new TRS transaction, authorizing, right away, the sale of 40,000,000 (forty million) common shares held by the Company in Via Varejo SA, corresponding to 3.09% of the capital stock of Via Varejo SA, at an auction to be registered and held in the trading environment of B3 SA - Brasil, Bolsa, Balcão, and the Board of Executive Officers is authorized to take all necessary measures to effect this deliberation; and

5.5.1    Instruct the management to actively pursue the disposal of the remainder of the stake held in Via Varejo, to be made to a strategic investor. If conditions so indicate, the same objective may be achieved through operations available in the capital market.

6.         APPROVAL AND SIGNATURE OF THESE MINUTES: As there were no further matters to be addressed, the meeting was adjourned so that these minutes were drawn up. Then the meeting was resumed and these minutes were read and agreed to, having been undersigned by all attending persons. São Paulo, February 20th, 2019. Chairman: Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary: Mrs. Aline Pacheco Pelucio. Members of the Board of Directors who were present: Messrs. Arnaud Daniel Charles Walter Joachim Strasser, Jean-Charles Henri Naouri, Ronaldo Iabrudi dos Santos Pereira, Carlos Mario Giraldo Moreno, Jose Gabriel Loaiza Herrera, Luiz Augusto de Castro Neves, Luiz Nelson Guedes de Carvalho and Manfred Heinrich Gartz.

I hereby certify, for due purposes, that this is an extract of the minutes registered in the relevant corporate book, in accordance with Article 130, paragraph 3, of Law No. 6.404/76 as amended.

__________________________________ Aline Pacheco Pelucio Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: February 20, 2019	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.